FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GFBITAL TO ACQUIRE 100% OF MEXICAN INSURANCE JOINT VENTURE

Grupo Financiero Bital, S.A. de C.V. (GFBital), a subsidiary of HSBC Holdings plc, has reached agreement in principle to acquire the 49 per cent shareholding in Seguros Bital currently owned by ING for US$148 million.

GFBital owns 51 per cent of Seguros Bital, a joint venture insurance business established in 1998 when GFBital sold the 49 per cent stake to ING. ING has now decided to exercise its option to sell the shareholding back to GFBital.

Seguros Bital is active in bancassurance, and is a multi-line insurance company focused on the personal customer market. The company has approximately five hundred employees, and more than one million clients. 2002 premiums totalled approximately MXP1 billion, and 2002 net income was approximately MXP199 million.

GF Bital and ING will explore alternatives with a view to continuing certain aspects of their existing co-operation in the insurance market in Mexico, such as the sale of ING insurance products through GFBital branches.

It is anticipated that the transaction, which is subject to regulatory approvals, will complete in the third quarter of 2003.

Notes to editors:

1. ING

ING Group is a global financial institution of Dutch origin offering banking, insurance and asset management to over 65 million private, corporate and institutional clients in 60 countries.

2. GFBital

GFBital is one of the five largest banking and financial services institutions in Mexico, with some 1,400 branches, 4,000 ATMs, and over 17,000 employees.

3. HSBC Holdings plc

With over 9,500 offices in 80 countries and territories and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 16, 2003